Example 1 SPRINT CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Year Ended March 31, 2018 2017 2016 (in millions, except per share amounts) Net operating revenues: Service $ — $ — $ — Equipment sales — — — Equipment rentals — — — — — — Net operating expenses: Cost of services (exclusive of depreciation and amortization below) — — — Cost of equipment sales — — — Cost of equipment rentals (exclusive of depreciation of $xxx included below) l — — — Selling, general and administrative — — — Impairments — — — Severance and exit costs — — — Depreciation — — — Amortization — — — Other, net — — — — — — Operating income (loss) — — — Other expense: Interest expense — — — Other (expense) income, net — — — — — — Loss before income taxes — — — Income tax (expense) benefit — — — Net loss $ — $ — $ — Basic and diluted net loss per common share $ — $ — $ — Basic and diluted weighted average common shares outstanding — — — Note: The above example presents “Equipment rentals” and “Cost of equipment rentals” as separate captions in the consolidated statements of operations. Depreciation expense related to devices subject to operating leases is included in the “Depreciation” caption; however, we have also included the amount of depreciation for devices subject to operating leases parenthetically next to the “Cost of equipment rentals” caption. The remaining amount of depreciation and amortization that is reflected in our consolidated statements of operations is primarily related to assets that support wireless service revenues.